Farmers New World Life Insurance Company Legal Department 3003 77th Avenue S.E. Mercer Island, Washington 98040

Adam G. Morris
Corporate Counsel
Direct: 206/275-8193
Main: 206/275-8140
Fax: 206/275-8144

June 25, 2008

Via Edgar Filing Ms. Sally Samuel U. S. Securities and Exchange Commission Washington, DC 20549

Re: Farmers New World Life Insurance Company Farmers Variable Life Separate Account A

Initial Registration Statement on Form N-6 for Farmers Essential Life Variable Universal Life File Nos. 333-149540 and 811-09507

Dear Ms. Samuel:

Thank you for your review of our initial registration statement for our new product, Farmers EssentialLife Variable Universal Life. This letter, filed on EDGAR, contains our responses to your comments. Please note that we have provided our response directly following each restated comment. We have also included a marked-up prospectus with our changes highlighted for ease of reference and review.

1. Death Benefit (Page 3)

Please explain your basis for issuing a policy based on an application that does not include the purchaser's selection of a death benefit option.

If the application does not designate the desired death benefit option, we will contact the applicant, through his or her agent, during the underwriting period in an effort to determine the applicant’s wishes. Pursuant to the contract, and as described in the prospectus, if an election of a death benefit option is not made, then the election will automatically default to Option B, level death benefit, which carries lower cost of insurance charges than Option A.

Written communication of the default to Option B will be delivered with the Policy to the customer. The customer may change an election during the right-to-exam period, and then on or after the first Policy anniversary.

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2. Fee Table (Pages 7-12)

In the "Transaction Fee" table:

(a) In the "Amount Deducted" columns of each table, please eliminate as much text as possible, so as to not obscure the fee. In this regard, the basis on which the fee is calculated should be indicated in the description of the charge.

As requested, we have eliminated text in the “Amount Deducted” column, where possible, and provided clarifying text in the “Charge” description. Please see pages 7 through 11 of the revised prospectus.

(b) As to the "Partial Surrender Processing Fee," please just show the maximum charge of $25 and footnote the rest of the information.

As requested, we have eliminated the text from the Guaranteed Maximum Charge Amount, and placed it in the “Charge” description consist with the text eliminated per the previous request under 2(a). Please see page 7 of the revised prospectus.

(c) The charge for the "Accelerated Benefit Rider for Terminal Illness" appears to be based in part on personal characteristics. If true, please disclose the minimum and maximum charge and the charge for a representative policy owner.

The charge is based on specific state requirements, rather than individual personal characteristics. We have revised footnote #6 to add further description of the administrative charge and information regarding the discount rate. Please see page 8 of the revised prospectus.

(d) Please note that "Net Total Annual Portfolio Operating Expenses After Reimbursements and Waivers" may be shown only if the waivers are contractually in effect for one year from the date of the Prospectus.

We understand this requirement and shall comply accordingly.

(e) Please present all charges that vary based on personal characteristics for the same representative policy owner.

We interpret your request to apply to the “representative insured” rather than the “representative policy owner”, as none of the Policy’s fees or charges is based on the personal characteristics of the Policy owner. Please be advised that the Company uses the same representative insured for all base Policy charges. However, the representative insured for the riders is based on the average issue age of each rider, which has been historically different than the average issue age for the base Policy charges.

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Consequently, we respectfully submit that our use of different representative insureds for these different purposes (i.e., the base Policy and the riders) produces results that are more typical of actual experience and more useful to the prospective purchaser.

(f) It is unclear why current minimum charge rates are lower than the guaranteed minimum charges. Please revise or explain.

We interpret your request to apply to the meaning of “Minimum Charge”. Please be advised that there are no “guaranteed minimum charges” under the Policy. “Minimum Charge” refers to (a) the lowest “Guaranteed Maximum Charge” that appears on our rate tables; and (b) the lowest corresponding “Current Charge”. “Current Charges” are subject to change, and while they are subject to a guaranteed maximum, they are not subject to a minimum.

(g) In footnote 14, please clarify whether the "Flat Extra Charge" when applied is a fixed $15/$1000 or disclose the ranges for that charge.

As requested, we have modified the footnote to clarify that the flat extra charge can range from $1 to $15 annually per $1,000 of Risk Insurance Amount. However, the amount of the charge is determined and fixed for any particular Policy unless additional underwriting is performed to reduce or remove the flat extra charge. Please see page 9 of the revised prospectus.

(h) Please confirm that the "Range of Annual Operating Expense" chart (page 12) includes any acquired fund fees and expenses.

We confirm that the “Range of Annual Operating Expense” chart will include all applicable portfolio operating fees and expenses.

2. Farmers New World Life Insurance Company (Page 16)

In the second sentence, please change "benefits" to "amounts promised to Policy owners".

As requested, we have changed the second sentence to read as follows:

We are obligated to pay all amounts promised under the Policy.

(Please see page 15 of the revised prospectus.)

3. The Fixed Account (Page 17)

Please change the last sentence of the last paragraph, so that it is clear that inaccurate or misleading disclosure is, rather than may be, subject to general applicable provisions of federal securities laws.

As requested, we have changed the last sentence in the Fixed Account Section to read as follows:

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However, fixed account disclosure is subject to general applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

(Please see page 15 of the revised prospectus.)

4. The Variable Account (Page 17)

In the third paragraph, please revise the second sentence regarding the Policy liabilities which may be paid from the variable account. In this connection, only liabilities arising from Policies that use the variable account as its investment account may be paid, rather than "other variable life insurance policies we issue."

As requested, we have revised the sentence to read as follows:

The variable account’s assets may not be used to pay any of our liabilities other than those arising from the Policies and from other variable life insurance policies supported by the variable account.

Also, in the last sentence, please clarify that in the event the variable account assets exceed required reserves, only seed capital and earned fees and charges may be transferred to the depositor's general account.

As requested, we have revised the last sentence to read as follows:

If the variable account’s assets exceed the required reserves and other liabilities, we may transfer to our general account the excess related to seed capital, as well as fees and charges to which we are entitled under the Policy.

(Please see page 16 of the revised prospectus.)

5. Your Right to Vote Portfolio Shares (Page 20)

Please provide a more detailed explanation as to the effect of proportional voting, including whether any minimum number of votes must be received in order to have a quorum. Also, please indicate that as a result of proportional voting, the vote of a small number of policy owners can determine the outcome of a proposal subject to shareholder vote. Please also explain when the company "may disregard certain owner voting instructions."

We have revised the disclosure to read as follows:

Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as you and other Policy owners instruct, so long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, we will send voting materials to you. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that

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corresponds to the amount of Contract Value you have in that portfolio (as of a date set by the portfolio). The number of votes you have will be calculated separately for each subaccount in which you have an investment.

We do not require a minimum number of votes received from Policy owners in order to cast our votes. Instead, if we do not receive your voting instructions, or if we do not receive them within the time allowed to cast your vote, we will vote our portfolio shares attributable to your Policy in proportion to the instructions that we timely receive from all Policy owners who have a voting interest in the portfolio’s shares. Because we do not require a minimum number of votes received, one result of “proportional voting” is that a small number of Policy owners, who choose to timely vote, may control the outcome of a vote.

Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. Under current legal requirements, we may disregard the voting instructions we receive from Policy owners only in certain narrow circumstances prescribed by SEC regulations. In the event we disregard voting instructions from Policy owners, we will send a summary in the next annual report to impacted Policy owners advising them of the actions and the reasons we took such actions.

(Please see page 19 of the revised prospectus.)

Please note that our explanation of “when the company may disregard certain owner voting instructions” is limited. We believe, in accordance with industry practice, to mention only that this type of action by the Company is a possibility pursuant to current legal requirements. The circumstances under which an insurance company may disregard voting instructions derive in part from Rules 6e-2 and 6e-3(T). These rules are complicated, and we respectfully submit that the details of these rules are not material to prospective purchasers and Policy owners.

6. Purchasing a Policy (Page 21))

Please disclose how interest earned on policy premiums will be treated when an application is rejected or a contract is issued.

As requested, we have provided an additional disclosure in the third paragraph to address your issue, as follows:

Interest is not credited to your initial premium and any other amounts submitted with the application during the underwriting review process. This is true regardless of whether the application is declined or withdrawn, an offer to insure is not taken, or a Policy issued.

(Please see page 20 of the revised prospectus.)

7. Canceling a Policy (Right-to-Examine Period) (Page 22)

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Please disclose where premium are place for all policy (sic) during the Right-to Examine Period. Also, please advise whether California is the only state which has a different right-to-examine period or obligation. If not, all state variations should be identified.

During the Right-to-Examine Period, premium is placed in the fixed account, except in California where applicants age 60 and older may direct that the Company immediately allocate all or a portion of the premium to the subaccount(s) selected on the application.

California is not the only state which has a different right-to-examine period or obligation. However, California’s special right-to-examine provision for residents age 60 and older is, in our judgment, the only material state variation with regard either to period or obligations. For this reason, we have described this variation in the prospectus. (Please note that each issued Policy describes with specificity the applicable right-to-examine provision.) We respectfully submit that additional prospectus disclosure of immaterial state variations is not in the best interest of prospective purchasers and Policy owners, as it will tend to obscure other material disclosure.

8. State Variations (Page 23)

Please revise or delete this section. All material state variations must be disclosed in the Prospectus. The Prospectus must contain all material provisions of the policy and the policy cannot be relied upon to supersede the Prospectus in the event of a conflict.

The “State Variations” section refers to subtle differences in contract language due to varying state insurance law requirements. In the interest of full disclosure, we prefer to retain this disclosure which puts prospective purchasers on notice that there may be differences due to state law and that the Policy owner should read the Policy for the specific details on these subtle differences. We believe that any material state variations are disclosed in the prospectus.

9. Back Cover

Please indicate if personalized illustrations, cash surrender values and cash values are available without charge. Also, please change the telephone number of the Public Reference Room to 202-551-8090.

Personalized illustrations, cash values and surrender values are available, upon request, without charge. We have updated the “Personalized Illustrations” sections on pages 2 and 15 of the revised prospectus to reflect this information.

We have also corrected the telephone number as requested.

10. Financial Statements (SA1 Page 14)

Please explain the different presentation of the company's financial statements.

In 2008, Farmers New World Life Company (Farmers Life) made the decision to change from GAAP-based financial statements to Statutory-based financial statements. We

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sought guidance from the SEC staff. Based on our communication, it is our understanding that the SEC would not object to Farmers Life preparing Statutory-based financial statements rather than GAAP-based financial statements for year-end 2007, and gradually rolling the current GAAP-based financial statements off the registration statement (by filing three (3) years of Statutory-based financial statements). Please note that GAAP-based financial statements are still being prepared for the separate accounts. Based on the foregoing, the May 1, 2008 post-effective amendments for our existing variable products were filed using GAAP-based financial statements for Farmers Life as of 12/31/06 and 12/31/05, and Statutory-based financial statements as of 12/31/07, 12/31/06 and 12/31/05.

11. Part C-Exhibits

Please indicate the exhibit number in the original filing for all documents incorporated by reference.

Attached, please find the revised Part C, which provides the exhibit number in the original filing for all documents incorporated by reference.

12. Financial Statements, Exhibits and Other Information

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

All financial statements, exhibits, and other required disclosure will be filed with the pre-effective amendment or incorporated by reference.

13. Tandy Comment

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that the Company will furnish an appropriate letter of acknowledgement at the same time it files acceleration request letters.

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Thank you for your review and comment. Should you have any questions, please feel free to contact me at (206) 275-8193.

Sincerely yours,

Adam G. Morris Corporate Counsel

Enclosures